September 2, 2010




Dear Stockholder:

         We are enclosing a copy of the 650 High Income Fund, Inc. (the "Fund") offer to purchase, dated September 2, 2010 (the "Offer to Purchase"), 12,413,793 issued and outstanding shares (the "Shares"). The Offer to Purchase is for cash at net asset value ("NAV") per share as of the expiration date of the offer. Together with the Offer to Purchase we are sending you a form of Letter of Transmittal (the "Letter") for use by stockholders that you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Offer to Purchase.

         If, after reviewing the information set forth in the Offer to Purchase and Letter, you wish to tender Shares for purchase by the Fund, please follow the instructions contained in the Offer to Purchase and Letter.

         Neither the Fund nor its Board of Directors makes any recommendation to any stockholders as to whether or not to tender Shares. Each stockholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Shares.

         The Fund's fiscal year-end was July 31, 2010. In the Fund's last fiscal year, the Fund distributed $11,119,961 to its stockholders, which represents approximately $0.25 per share. The last NAV calculated for the Fund on July 31, 2010 was $0.58 per share. For the Fund's fiscal year ended July 31, 2010, the Fund's highest NAV was $0.75 per share and its lowest NAV was $0.58 per share.

         Requests for additional copies of the Offer to Purchase, the Letter and any other tender offer documents may be directed to the undersigned, Six50 Capital Management LLC at (212) 558-2000. Also, please feel free to contact the undersigned, should you have any other questions on the enclosed material. We appreciate your continued interest in the 650 High Income Fund, Inc.

                                                Yours truly,


                                                /s/ Clifford E. Lai
                                                ----------------------
                                                Clifford E. Lai
                                                President
                                                Six50 Capital Management LLC